082-01856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

SUPPL

06015938

August 4, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 4, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 8/14

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

August 4, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces an $800,000 Private Placement and Grants 800,000 Stock Options

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce a private placement, subject to regulatory approval, of 2,000,000 units at $0.40 per unit for total proceeds of $800,000. Each unit will consist of one share and one transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share in the Company's capital stock at $0.50 for a 2 year period from the closing date of the private placement. All shares issued under this private placement will be subject to a four month hold period from closing.

The Company will use the funds for a possible acquisition of oil licenses in Africa. This is to be considered an important diversification in the Company's assets. The Company is also in discussions on the optioning of a gold concession and is considering other possible acquisitions in Africa. The funds will also be used for processing some of the samples from the diamond exploration survey carried out last spring as well as the next phase of exploration on the Comifa and Fatako gold concessions in western Mali, West Africa. Lastly, the funds will be used for administration purposes and investor relations.

In further news, African Metals is announcing the granting of 800,000 stock options to directors, officers, consultants and employees of the Company. Each option will entitle the holder to purchase one common share at $0.50 for a term of five years. This stock option grant is subject to the Company's stock option plan and regulatory approval.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION**

"Willis W. Osborne"

Willis W. Osborne
CEO & Director